UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 25 February 2019

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NA Chohan, a director of Major Subsidiaries Gold Fields Operations (GFO) and GFI Joint Venture Ltd, Mr M Preece a director of Major Subsidiaries Gold Fields Operations (GFO) and GFI Joint Venture Ltd, and Mr PA Schmidt a director of Gold Fields Ltd, Gold Fields Group Services (Pty) Ltd and GFL Mining Services Ltd purchased Gold Fields Limited shares on the open market in accordance with the introduction of the Company's Minimum Shareholding Requirement (MSR) as approved at the AGM on 18 May 2016.

The shares were approved for awarding in 2018 however due to Gold Fields Ltd going into a general closed period and a subsequent special closed period which was imposed on management, the award process was deferred to February 2019 upon lifting of the special closed period.

Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a five year period based on the following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package

Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold Fields shares that will be restricted for five years and held in Escrow.

Details of the transactions are set out below:

	NA Chohan
Nature of transaction	On market purchase of shares
Transaction Date	17 February 2019
Number of Shares	10 770
Class of Security	Ordinary Shares
Market Price per Share	R46.2814
Total Value	R498 451.02
Vesting Period	The shares will be held in Escrow for the 5 year holding period
Nature of interest	Direct and Beneficial
	M Preece
Nature of transaction	On market purchase of shares
Transaction Date	18 February 2019
Number of Shares	18 055
Class of Security	Ordinary Shares

Market Price per Share	R46.2814
Total Value	R835 611.26
Vesting Period	The shares will be held in Escrow for the 5 year holding period
Nature of interest	Direct and Beneficial
PA Schmidt	
Nature of transaction	On market purchase of shares
Transaction Date	18 February 2019
Number of Shares	24 285
Class of Security	Ordinary Shares
Market Price per Share	R46.2814
Total Value	R1 123 944.58
Vesting Period	The shares will be held in Escrow for the 5 year holding period
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

22 February 2019
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 25 February 2019

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer